3-1-02

111 7713

**SECURITIES AND EXCHANGE COMMISSION**

**WASHINGTON, D.C. 20549**

---

**FORM 6-K**

MAR 07 2002

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002



**ClearWave N.V.**

(Translation of registrant's name into English)

**World Trade Center**
**Strawinskylaan 707**
**1077 XX Amsterdam, The Netherlands**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [x]
40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]
No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ClearWave
A TIW Company

***FOR IMMEDIATE PUBLICATION***

***PRESS RELEASE***
**For the fourth quarter and year ended December 31, 2001**
*All amounts are in US$ unless otherwise stated*

# CLEARWAVE POSTS EBITDA OF $142 MILLION AND NET INCOME OF $7.3 MILLION FOR 2001

## Q4 net additions reach quarterly record of 559,000 for 2.9 million subscribers at year-end

**Amsterdam, The Netherlands and Montreal, Canada, March 5, 2002 -** ClearWave N.V. ("ClearWave" or the "Company"), a subsidiary of Telesystem International Wireless Inc. ("TIW"), today announced its financial and operating results for the fourth quarter and year ended December 31, 2001. The Company controls cellular operations in Romania and the Czech Republic.

Net income was $2.0 million, or $0.02 per share, for the fourth quarter and $7.3 million, or $0.09 per share, for 2001, compared to net losses of $6.0 million, or ($0.07) per share, and $19.1 million, or ($0.23) per share, respectively, for the same 2000 periods. The fourth quarter of 2001 marked the third consecutive profitable quarter for the Company.

"The 2001 results demonstrate that we are successfully managing our rapid growth by containing costs and generating strong EBITDA and positive net income," said Alexander Tolstoy, President and Chief Executive Officer of ClearWave. "Our focus will remain on continuing to achieve profitable growth in 2002."

Net additions in the fourth quarter reached a quarterly record of 559,000 subscribers, a 78% increase over the 314,000 net additions for the corresponding period in 2000. For the year as a whole, ClearWave's subscriber base nearly doubled to 2,862,000 as of December 31, 2001 compared to 1,473,500 at the end of 2000.

On a proportionate basis, ClearWave added 284,900 net subscribers in the fourth quarter to reach 1,464,600 for 2001, compared to 755,400 proportionate subscribers at the end of 2000.

Service revenues increased 52% to $142.5 million for the fourth quarter, compared to $93.8 million for the corresponding period last year, while selling, general and administrative (SG&A) expenses declined 7.2% to $47.1 million compared to $50.8 million in the fourth quarter of 2000 and subscriber acquisition costs (SAC) declined by 44% to $33. Operating income before depreciation and amortization (EBITDA) increased more than tenfold to $41.7 million compared to $3.8 million for the same period last year. Operating income was $6.9 million compared to an operating loss of $21.2 million for the 2000 period, an improvement of $28.1 million.

For 2001, service revenues were up 51% to $485.8 million compared to $321 million for the previous year. SG&A expenses declined to $158.0 million compared to $167.4 million in 2000, SAC declined to $38 from $74 for 2000 and EBITDA more than tripled to $141.6 million compared to $40.9 million last year. Operating income was $21.3 million, an improvement of $68.4 million compared to an operating loss of $47.2 million for 2000.

**MobiFon S.A. – Romania**

MobiFon added 380,900 net subscribers for the fourth quarter to surpass the two-million milestone, ending 2001 with 2,003,600 customers. This compares with the net addition of 171,700 subscribers for the fourth quarter of 2000 and 1,171,800 subscribers at the end of 2000. The pre-paid/post-paid mix at the end of 2001 was 63/37 and the average monthly churn rate for the year was 1.7%. At the end of 2001, MobiFon estimates it held a 53% share of the wireless market in Romania.

Service revenues increased 21% for the fourth quarter to $99.2 million compared to $81.8 million for the same period last year. SG&A expenses were stable at $27.9 million compared to $27.6 million but declined to 28% of services revenues compared to 34% in the fourth quarter of 2000. EBITDA was $47.5 million, up 40% compared to $33.8 million for the same quarter last year. Operating income rose 31% to $24.7 million compared to $18.8 million for the fourth quarter of 2000.

For 2001, services revenues totaled $359.9 million, or 20% higher than $299.5 million for the previous year. SG&A expenses decreased to $88.8 million, or 25% of services revenues, from $96.7 million, or 32% of service revenues for 2000. EBITDA increased 43% to $186.4 million compared to $130.1 million, and EBITDA margin improved to 52%. Operating income was up 69% to $108.6 million compared to $64.2 million for the previous year.

**Český Mobil a.s. – Czech Republic**

Český Mobil added 178,100 net subscribers in the fourth quarter of 2001 to end the year with 858,400 customers, a 185% increase compared to 301,700 subscribers at the end of 2000. The company gained momentum throughout 2001, reflecting the strong awareness achieved by its Oskar brand, launched less than two years ago.

Český Mobil accounted for approximately 21% of net additions in the Czech Republic for the year and it estimates it held a 12% share of the national cellular market at the end of 2001, compared to 7% for 2000. Strong growth was achieved in post-paid subscribers and they accounted for 28.5% of the total customer base at the end of the year.

Service revenues increased to $43.3 million compared to $11.9 million for the fourth quarter of last year. Negative EBITDA was reduced to $5.5 million for the quarter compared to $28.6 million for the corresponding period in 2000. This strong improvement reflects the revenue impact of rapid subscriber growth and lower SG&A expenses which declined to $19.0 million, or 44% of revenues, compared to $21.8 million, or 183% of revenues, in the fourth quarter of 2000. Operating loss declined to $17.6 million compared to $38.5 million a year ago.

For 2001, revenues increased to $125.9 million compared to $21.5 million in 2000, reflecting rapid subscriber growth and the fact that the commercial service roll-out occurred in March of 2000. SG&A expenses of $65.9 million represented 52% of 2001 service revenues compared to $63.4 million or 295% of 2000 service revenues. Negative EBITDA was reduced by 49% to $41.6 million compared to $82.0 million and operating loss improved to $84.1 million compared to $104.1 million last year.

**Liquidity and Capital Resources**

Cash used for acquisitions of property, plant and equipment totaled $140.0 million in the fourth quarter and $283.4 million for 2001, compared to $210.1 and $324.5 million, respectively, for the corresponding 2000 periods. The decline reflects lower capital spending on the GSM network in the Czech Republic following a rapid build-out in 2000 to support the Company's market penetration strategy.

At the end of 2001, ClearWave held cash and cash equivalents of $55.0 million. The Company expects to finance its cash requirements at the corporate level from subsidiary distributions, asset sales, shareholder contributions or other sources.

As of December 31, 2001, Český Mobil had drawn approximately $302 million on its long-term syndicate Euro and Czech Koruna denominated credit facility equivalent to approximately $417 million.

**Conference Call**

The conference call with analysts on the fourth quarter and 2001 results will be part of the TIW conference call. It will be made available via an audio web cast from TIW's Internet site. The web cast is scheduled to begin at 9:00 a.m. EST on Wednesday, March 6 (at http://www.tiw.ca). A replay of the conference call can also be heard between 12:00 p.m. on March 6 and 11:59 p.m. on April 5. To access the replay facility, dial (416) 695-5800 and you will be instructed to enter the access code: 1091865.

ClearWave
A TIW Company

**Forward-looking Statements**

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

**About ClearWave N.V.**

ClearWave N.V. is a leading GSM operator in Central and Eastern Europe, currently active in Romania through MobiFon S.A. and in the Czech Republic through Český Mobil a.s. Shares of ClearWave are contained in Units traded on the TSE under the symbol "TIW.UN". ClearWave is a subsidiary of Telesystem International Wireless Inc. (TIW).

**About TIW**

TIW is a global mobile communications operator with over 2.9 million subscribers worldwide. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

- 30 -


**FOR INFORMATION:**

**IN NORTH AMERICA:**

**MEDIA:**
MARK BOUTET
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

**INVESTORS:**
JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8475
jlacroix@tiw.ca

**IN CENTRAL/EASTERN EUROPE:**

IGOR PREROVSKY
*Director, Corporate Communications*
*ClearWave N.V.*
☎ + 4202.7117.1551
igor.prerovsky@oskarmobil.cz


Our web site addresses are:
www.tiw.ca
www.clearwave.cz
www.oskarmobil.cz
www.connex.ro

# SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

(in thousands of US dollars, except operating and per share data)

| | Three months ended December 31, 2001 $ | Three months ended December 31, 2000 $ | Twelve months ended December 31, 2001 $ | Twelve months ended December 31, 2000 $ |
|---|---|---|---|---|
| | (Unaudited) | | (Unaudited) | |
| **STATEMENTS OF INCOME (LOSS) AND CASH FLOWS DATA:** | | | | |
| Revenues | 155,354 | 101,938 | 516,308 | 341,604 |
| Operating Income (loss) | 6,881 | (21,182) | 21,254 | (47,160) |
| Interest expense, net | (16,822) | (6,083) | (62,752) | (30,523) |
| Foreign exchange loss | 6,447 | (1,794) | 2,939 | (4,937) |
| Net income (loss) | 2,048 | (5,962) | 7,335 | (19,102) |
| Net income (loss) per share | 0.02 | (0.07) | 0.09 | (0.23) |
| Acquisitions of property, plant and equipment | 140,047 | 210,123 | 283,422 | 324,501 |
| Increase of ownership in subsidiaries | - | - | 23,239 | 20,000 |
| **OPERATING DATA** | | | | |
| Operating income before depreciation and amortization (1) | 41,727 | 3,802 | 141,607 | 40,861 |

| | As of December 31, 2001 $ | As of December 31, 2000 $ |
|---|---|---|
| | (unaudited) | |
| **BALANCE SHEET DATA:** | | |
| Cash and cash equivalents | 54,982 | 121,229 |
| Total assets | 1,192,116 | 1,082,734 |
| Short-term and long-term debt | 651,606 | 578,224 |
| Funded capital (2) | 185,332 | 185,332 |
| Total shareholders' equity | 134,042 | 129,402 |

# OVERVIEW OF OPERATIONS (3)

(as of December, 31 2001)

| | Technology | Start-up Date of Operations | Licensed POPs (millions) | Total Subscribers (4) | Equity Interest | Equity POPs (millions) | Equity Subscribers (5) |
|---|---|---|---|---|---|---|---|
| **Central / Eastern Europe Cellular** | | | | | | | |
| Romania | GSM | Q2 1997 | 22.5 | 2,003,600 | 63.5% | 14.3 | 1,273,100 |
| Czech Republic | GSM | Q1 2000 | 10.3 | 858,400 | 22.3% | 2.30 | 191,500 |
| | | | 32.8 | 2,862,000 | | 16.6 | 1,464,600 |

(1) The Company uses the term operating income (loss) before depreciation and amortization which may not be comparable to similarly titled measures reported by other companies. Operating income (loss) before depreciation and amortization should not be considered in isolation or as an alternative measurement of operating performance or liquidity to net loss, operating loss, cash flows from operating activities or any other measure of performance under GAAP. The Company believes that operating income (loss) before depreciation and amortization is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry.

(2) Proceeds from share issuance and share premium.

(3) The results of Mobifon (Romania) and Cesky Mobil (Czech Republic) are fully consolidated.

(4) Figures include 1,261,454 and 613,808 prepaid subscribers in Romania and Czech Republic, respectively, but excludes ISP subscribers.

(5) Proportionate financial figures and other operational data represent the combination of ClearWave's ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles.

ClearWave

CLEARWAVE N.V.

Fourth Quarter 2001

Interim Financial Statements (unaudited)

ClearWave N.V.

# CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)

| | December 31, 2001 $ | December 31, 2000 $ |
|---|---|---|
| | (Unaudited) | (Note 1) |
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | 54,982 | 121,229 |
| Trade debtors, net of allowance for doubtful accounts of $8,510; $8,888 as at December 31, 2000 | 44,054 | 32,818 |
| Inventories | 15,386 | 10,544 |
| Prepaid expenses | 15,863 | 16,424 |
| Deferred income taxes | 3,548 | - |
| Other current assets | 20,090 | 22,408 |
| **Total current assets** | 153,923 | 203,423 |
| Property, plant and equipment | 871,070 | 728,972 |
| Licenses | 97,667 | 104,199 |
| Goodwill | 52,606 | 24,297 |
| Deferred financing and other costs | 16,850 | 21,843 |
| | **1,192,116** | **1,082,734** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current liabilities** | | |
| Accounts payable | 70,611 | 118,836 |
| Accounts payable - TIW group | 11,451 | 9,591 |
| Accrued liabilities | 36,769 | 35,581 |
| Due to parent and affiliated companies | 90,144 | 27,978 |
| Deferred revenues | 32,370 | 15,159 |
| Current portion of long-term debt | 41,251 | 20,890 |
| **Total current liabilities** | 282,596 | 228,035 |
| Deferred income taxes | 3,548 | - |
| Long-term debt | 610,355 | 557,334 |
| Minority interest | 161,575 | 167,963 |
| **Shareholders' equity** | | |
| Share capital | 21,467 | 21,467 |
| Share premium | 163,865 | 163,865 |
| Deficit | (45,508) | (52,843) |
| Other comprehensive loss | (5,782) | (3,087) |
| **Total shareholders' equity** | 134,042 | 129,402 |
| | **1,192,116** | **1,082,734** |

ClearWave N.V.

# CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(in thousands of US dollars, except per share data)

| | Three months ended December 31, | | Twelve months ended December 31, | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| | $ | $ | $ | $ |
| **Revenues** | | | | |
| Services | 142,512 | 93,763 | 485,796 | 320,978 |
| Equipment | 12,842 | 8,175 | 30,512 | 20,626 |
| | 155,354 | 101,938 | 516,308 | 341,604 |
| Cost of services | 46,303 | 33,133 | 167,110 | 99,020 |
| Cost of equipment | 20,196 | 14,200 | 49,559 | 34,316 |
| Selling, general and administrative expenses | 47,128 | 50,803 | 158,032 | 167,407 |
| Depreciation and amortization | 34,846 | 24,984 | 120,353 | 88,021 |
| **Operating income (loss)** | **6,881** | **(21,182)** | **21,254** | **(47,160)** |
| Interest expense | (17,576) | (9,455) | (66,703) | (36,543) |
| Interest and other income | 754 | 3,372 | 3,951 | 6,020 |
| Foreign exchange loss | 6,447 | (1,794) | 2,939 | (4,937) |
| **Loss before income taxes and minority interest** | **(3,494)** | **(29,059)** | **(38,559)** | **(82,620)** |
| Income taxes | - | - | - | - |
| **Loss before minority interest** | **(3,494)** | **(29,059)** | **(38,559)** | **(82,620)** |
| Minority Interest | 5,542 | 23,097 | 45,894 | 63,518 |
| **Net income (loss)** | **2,048** | **(5,962)** | **7,335** | **(19,102)** |
| Translation adjustment | 3,153 | 8,898 | 4,066 | (2,568) |
| Cumulative effect of change in accounting principle for derivatives and hedging activities | - | - | (1,318) | - |
| Change in fair value of interest rate and currency swaps | (476) | - | (5,443) | - |
| **Comprehensive income (loss)** | **4,725** | **2,936** | **4,640** | **(21,670)** |
| Weighted average number of shares | 84,099,448 | 84,099,448 | 84,099,448 | 84,099,448 |
| Basic and diluted net income (loss) per share | 0.02 | (0.07) | 0.09 | (0.23) |

ClearWave N.V.

# CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of US dollars)

| | Three months ended December 31, | | Twelve months ended December 31, | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| | $ | $ | $ | $ |
| **OPERATING ACTIVITIES** | | | | |
| Net income (loss) | 2,048 | (5,962) | 7,335 | (19,102) |
| Adjustments to reconcile net income (loss) to cash provided by ( used in) operating activities | | | | |
| Depreciation and amortization | 34,846 | 24,984 | 120,353 | 88,021 |
| Accreted interest on long-term debt | 644 | 550 | 2,394 | 2,070 |
| Minority interest | (5,542) | (23,097) | (45,894) | (63,518) |
| Other non-cash items | 7,443 | (23,689) | 11,801 | 4,182 |
| Changes in operating assets and liabilities | 19,218 | 110,309 | (44,733) | 83,269 |
| **Cash provided by (used in) operating activities** | 58,657 | 83,095 | 51,256 | 94,922 |
| **INVESTING ACTIVITIES** | | | | |
| Acquisitions of property, plant and equipment | (140,047) | (210,123) | (283,422) | (324,501) |
| Increase of ownership in subsidiaries | - | - | (23,239) | (20,000) |
| **Cash used in investing activities** | (140,047) | (210,123) | (306,661) | (344,501) |
| **FINANCING ACTIVITIES** | | | | |
| Increase (decrease) in short-term loans | (5,540) | - | - | (5,791) |
| Invested capital from the parent company | - | (1,890) | - | 49,096 |
| Net advances from parent company | 6,942 | 995 | 35,606 | 17,632 |
| Issuance of subsidiaries' shares to minority interest | 15,476 | - | 65,779 | 121,340 |
| Proceeds from issue of long-term debt | 28,964 | 176,385 | 114,106 | 176,385 |
| Repayment of long-term debt | (25,705) | (7,002) | (25,705) | (7,002) |
| Deferred financing costs | - | (1,543) | - | (11,165) |
| Release of cash and cash equivalents - restricted | 66,525 | - | - | - |
| **Cash provided by financing activities** | 86,662 | 166,945 | 189,786 | 340,495 |
| **Net effect of exchange rate translation on cash and cash equivalents** | 331 | 6,666 | (628) | 4,436 |
| **Net change in cash and cash equivalents** | 5,603 | 46,583 | (66,247) | 95,352 |
| Cash and cash equivalents, beginning of period | 49,379 | 74,646 | 121,229 | 25,877 |
| **Cash and cash equivalents, end of period** | 54,982 | 121,229 | 54,982 | 121,229 |

# NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2001
in thousands of U.S. dollars)

## NOTE 1
## BASIS OF PRESENTATION

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements, with the exception of the accounting standard change described in note 2 should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three and twelve month periods ended December 31, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. The consolidated balance sheet as at December 31, 2000 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company expects to finance its cash requirements at the corporate level from financing by its parent company. If the parent company is unable to provide such financing, the Company intends on financing these cash requirements from subsidiary distributions, sale of assets, other shareholder contributions or other sources.

## NOTE 2
## RECENT ACCOUNTING DEVELOPMENTS

### Derivative Instruments

Effective January 1, 2001, the Company adopted SFAS 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The Company's policy is to manage interest cost using a mix of fixed and variable rate debt. To manage this mix in a cost efficient manner, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount; the company also manages its foreign currency exposure through hedging contracts. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly.

# NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

in thousands of U.S. dollars)

All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. For the year ended December 31, 2001 the change in the fair value of the Company's interest rate swap and foreign currency cash flow hedges totaled $30.8 million, of which $9.5 million was reflected in income against the change in carrying value of the related hedged foreign currency debt; the effect on comprehensive income, after accounting for minority interest share of these changes, is $6.8 million, including a cumulative effect adjustment of approximately $1.3 million as of January 1, 2001. $2.8 million of the unrealized loss relates to interest rate swaps which expire in April 2002 and, as such, has been included in other accrued liabilities. The remaining unrealized losses are included in long term liabilities. The concentration of credit risk with respect to these financial instruments is limited.

**Business Combinations, Goodwill and Intangible Assets**

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includesguidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company will apply Statement 142 beginning in the first quarter of 2002. Application of the nonamortization provisions of Statement 142 is expected to result in an increase in net income of $2.8 million ($0.03 per share) in 2002. The Company has tested goodwill or impairment using the two-step process prescribed in Statement 142 and as a result no impairment charge is necessary. Similar requirements were also issued in Canada under Sections 1581 and 3062 of the CICA Handbook.

## NOTE 3
## CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements were prepared in accordance with U.S. GAAP, which varies in certain respects from Canadian GAAP. The application of Canadian GAAP to these consolidated financial statements would not have materially affected the presentation and disclosure in these consolidated financial statements, except for the following:

Under Canadian GAAP, no comprehensive income (loss) statement would be presented in the consolidated financial statements. The translation adjustment would be presented directly in the shareholders' equity on a cumulative basis. In addition, the change in the fair value of the interest rate swap and foreign currency hedges would not be recorded and accordingly, the shareholders' equity would be increased by $6.8 million, minority interest would be increased by $16.6 million, current liabilities would be reduced by $2.8 million and long term liabilities would be reduced by $20.6 million under Canadian GAAP.

# NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2001

(in thousands of U.S. dollars)

**NOTE 4**
**SEGMENTED INFORMATION**

| | FOR THE THREE MONTHS ENDED December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2001 [unaudited] | | | | 2000 [unaudited] | | | |
| | Romania | Czech Republic | Corporate | Total | Romania | Czech Republic | Corporate | Total |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenues | | | | | | | | |
| Services | 99,172 | 43,340 | - | 142,512 | 81,848 | 11,915 | - | 93,763 |
| Equipment | 4,183 | 8,659 | - | 12,842 | 125 | 8,050 | - | 8,175 |
| | 103,355 | 51,999 | - | 155,354 | 81,973 | 19,965 | - | 101,938 |
| Cost of Services | 17,657 | 28,646 | - | 46,303 | 16,431 | 16,702 | - | 33,133 |
| Cost of Equipment | 10,331 | 9,865 | - | 20,196 | 4,129 | 10,071 | - | 14,200 |
| Selling, general and administrative expenses | 27,883 | 19,027 | 218 | 47,128 | 27,614 | 21,783 | 1,406 | 50,803 |
| Depreciation and amortization | 22,764 | 12,082 | - | 34,846 | 15,043 | 9,941 | - | 24,984 |
| Operating income (loss) | 24,720 | (17,621) | (218) | 6,881 | 18,756 | (38,532) | (1,406) | (21,182) |
| Acquisition of property, plant and equipment | 30,723 | 61,745 | - | 92,468 | 49,718 | 106,305 | - | 156,023 |
| Operating income (loss) before depreciation and amortization | 47,484 | (5,539) | (218) | 41,727 | 33,799 | (28,591) | (1,406) | 3,802 |

# NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2001
(in thousands of U.S. dollars)

**NOTE 4**
**SEGMENTED INFORMATION**

| | FOR THE TWELVE MONTHS ENDED December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2001 [unaudited] | | | | 2000 [unaudited] | | | |
| | Romania | Czech Republic | Corporate | Total | Romania | Czech Republic | Corporate | Total |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenues | | | | | | | | |
| Services | 359,868 | 125,928 | - | 485,796 | 299,470 | 21,508 | - | 320,978 |
| Equipment | 12,475 | 18,037 | - | 30,512 | 8,097 | 12,529 | - | 20,626 |
| | 372,343 | 143,965 | - | 516,308 | 307,567 | 34,037 | - | 341,604 |
| Cost of Services | 69,835 | 97,275 | - | 167,110 | 62,366 | 36,654 | - | 99,020 |
| Cost of Equipment | 27,236 | 22,323 | - | 49,559 | 18,347 | 15,969 | - | 34,316 |
| Selling, general and administrative expenses | 88,836 | 65,921 | 3,275 | 158,032 | 96,735 | 63,418 | 7,254 | 167,407 |
| Depreciation and amortization | 77,791 | 42,562 | - | 120,353 | 65,965 | 22,056 | - | 88,021 |
| Operating income (loss) | 108,645 | (84,116) | (3,275) | 21,254 | 64,154 | (104,060) | (7,254) | (47,160) |
| Acquisition of property, plant and equipment (including unpaid acquisitions of $58,505 financed under supply contracts as at December 31, 2001; $106,472 as at December 31, 2000) | 122,360 | 109,211 | - | 231,571 | 92,510 | 345,962 | - | 438,472 |
| Property, plant, equipment, goodwill and licenses as at December 31 | 537,739 | 483,604 | - | 1,021,343 | 462,443 | 395,025 | - | 857,468 |
| Total assets as at December 31 | 648,946 | 542,159 | 1,011 | 1,192,116 | 543,782 | 527,477 | 11,475 | 1,082,734 |
| Operating income (loss) before depreciation and amortization | 186,436 | (41,554) | (3,275) | 141,607 | 130,119 | (82,004) | (7,254) | 40,861 |

ClearWave N.V.

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

(in thousands of US dollars)

| | Share Capital | Share Premium | Deficit | Other Comprehensive Income | Total Shareholders' Equity |
|---|---|---|---|---|---|
| Balance as at December 31, 1999 | 21,467 | 106,720 | (33,741) | (519) | 93,927 |
| Comprehensive loss | - | - | (2,928) | (490) | (3,418) |
| Cash contribution allocated as share premiums | - | 8,205 | - | - | 8,205 |
| Balance as at March 31, 2000 | 21,467 | 114,925 | (36,669) | (1,009) | 98,714 |
| Comprehensive loss | - | - | (765) | (1,253) | (2,018) |
| Cash contribution allocated as share premiums | - | 42,781 | - | - | 42,781 |
| Balance as at June 30, 2000 | 21,467 | 157,706 | (37,434) | (2,262) | 139,477 |
| Comprehensive loss | - | - | (9,447) | (9,723) | (19,170) |
| Cash contribution allocated as share premiums | - | 7,999 | - | - | 7,999 |
| Balance as at September 30, 2000 | 21,467 | 165,705 | (46,881) | (11,985) | 128,306 |
| Comprehensive loss | - | (1,840) | (5,962) | 8,898 | 1,096 |
| Balance as at December 31, 2000 | 21,467 | 163,865 | (52,843) | (3,087) | 129,402 |
| | | | | | |
| Balance as at December 31, 2000 | 21,467 | 163,865 | (52,843) | (3,087) | 129,402 |
| Comprehensive loss | - | - | (1,575) | (10,194) | (11,769) |
| Balance as at March 31, 2001 | 21,467 | 163,865 | (54,418) | (13,281) | 117,633 |
| Comprehensive income (loss) | - | - | 1,497 | (1,183) | 314 |
| Balance as at June 30, 2001 | 21,467 | 163,865 | (52,921) | (14,464) | 117,947 |
| Comprehensive income | - | - | 5,365 | 6,005 | 11,370 |
| Balance as at September 30, 2001 | 21,467 | 163,865 | (47,556) | (8,459) | 129,317 |
| Comprehensive income (loss) | - | | 2,048 | 2,677 | 4,725 |
| Balance as at December 31, 2001 | 21,467 | 163,865 | (45,508) | (5,782) | 134,042 |

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLEARWAVE N.V.

By: /s/ Margriet Zwarts

Name: Margriet Zwarts
Title: Supervisory Board Member

Date: March 6, 2001